SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                          SARATOGA BEVERAGE GROUP, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   803436 10 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 9, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------
     1         The  remainder  of this  cover  page  shall be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 803436 10 4                       13D          Page 2 of 6 Pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                       (b) / /

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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS
                     WC

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE

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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           506,258
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       506,258
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     506,258
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

                     PN
================================================================================

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CUSIP No. 803436 10 4                       13D          Page 3 of 6 Pages
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================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           591,758 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       - 0 -
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       591,758 (1)
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     591,758 (1)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

                     IN
================================================================================

(1) Includes options to purchase 85,500 shares of common stock of the Issuer exercisable within 60 days hereof.

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CUSIP No. 803436 10 4                       13D          Page 4 of 6 Pages
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         The following  constitutes the Amendment No. 1 to Schedule 13D filed by the undersigned (the "Amendment"). This Amendment No. 1 amends the Schedule 13D as specifically set forth.


Item 2.           Identity and Background.

                  Item 2(b) is hereby amended and restated in its entirety as follows:

                  (b) The principal business address of each Reporting Person is 150 East 52nd Street, 21st Floor, New York, New York 10022.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety as follows:

                  The aggregate purchase price of the 506,258 shares of Common Stock owned by Steel Partners II is $1,113,398. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.


Item 5.           Interest in Securities of the Issuer.

                  Items 5(a) and 5(c) are amended and restated in their entirety as follows:

                  (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 5,130,851 shares of Common Stock outstanding at March 4, 1999 as supplied by the Issuer to the Reporting Persons.

                  As of the close of business on March 9, 1999, Steel Partners II beneficially owns 506,258 shares of Common Stock, constituting approximately 9.9% of the shares outstanding. Mr. Lichtenstein beneficially owns 591,758 shares of Common Stock, representing approximately 11.3% of the shares outstanding, which includes options to purchase 85,500 shares of Common Stock exercisable within sixty (60) days of this Amendment No. 1. Mr. Lichtenstein has sole voting and dispositive power with respect to the 506,258 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 803436 10 4                       13D          Page 5 of 6 Pages
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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            March 17, 1999          STEEL PARTNERS II, L.P.

                                         By:      Steel Partners, L.L.C.
                                                  General Partner

                                         By:/s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

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CUSIP No. 803436 10 4                       13D          Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------




Shares of Common                     Price Per                     Date of
 Stock Purchased                       Share                       Purchase
----------------                     ---------                     -------

                             STEEL PARTNERS II, L.P.
                             -----------------------

   206,258                             $2.125                      3/9/99



                               WARREN LICHTENSTEIN
                               -------------------
                                      None.